Mail Stop 6010

									August 1, 2005


Samuel P. Chapman
Chief Executive Officer
Berman Center, Inc.
211 East Ontario - Suite 800
Chicago, Illinois  60611


Re:  	Berman Center, Inc.
Form SB-2 Registration Statement
	File No. 333-126387


Dear Mr. Chapman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your predecessor stopped filing periodic reports after it filed its September 30, 1996 Form 10-QSB. It does not appear that your predecessor filed a Form 15. Please tell us why your predecessor stopped filing its periodic reports and why you are not considered to be delinquent in your filings.


Prospectus Summary - page 3

2. The information included under the heading "The Company" is too vague and generic to be meaningful. Please revise it to briefly describe the specific business activities you are currently engaged in, as well as the activities you hope to engage in in the future. It is currently unclear what products and services the company offers, or how you make money. The revised disclosure should clearly indicate how you earn revenue and where it comes from. It should be more specific about your plans for the future, including the amount and source of funds you will use for your new business activities. The presentation should also be balanced, including a brief discussion of any impediments that could keep you from achieving your goals.

3. Please revise the second sentence to indicate that Dr. Berman has a Ph.D. in social work and is not a physician.

4. It is unclear why you think the location and size of your facility is so significant to an investment in your company that you mention it in the summary. Please explain.

5. The use of words such as "clinic," "health" and "Dr." and the statement that your facility is near Northwestern Memorial Hospital
suggest that this is a medical facility.   We note, however, that
Dr.
Berman is not a physician, and there do not appear to be any physicians on your staff. Please be more specific about who your "clinic staff" consists of. If there are physicians, explain their relationship to the company. Also, explain what a "full-scale hormonal management clinic, counseling center and sexual function testing center" does. The use of this terminology, particularly the reference to hormonal management, suggests that you provide medical treatments and prescribe drugs for medical conditions. You also indicate, on page 23, that you prescribe vasodilators, bio-identical hormones, SSRI`s and SNRI`s and other medications for your patients.
Please explain who at your clinic has the medical authority to exam patients and prescribe medications. We may have further comments.

6. The phrase "diversified media platform" is jargon. Please replace the phrase with a clear description of the activities encompassed by the phrase. Please also be more specific about what Dr. Berman`s reputation as a "female sexual health and relationship expert" is based on.

Recent Developments - page 4

7. Please revise the disclosure to clarify whether the May 2005
offering has closed or is continuing.   State whether the shares
being registered for resale were sold in that offering, and if so, how many.

8. Footnote 1 indicates that you have registered for resale shares of common stock underlying warrants that "are issuable to certain of the selling security holders." Please tell us who these security holders are, how many shares are involved and describe the circumstances under which the warrants will be issued. In addition, please provide us with your legal analysis of why it is appropriate to register these shares prior to issuance of the warrants. We may have additional comments after reviewing your response.

Risk Factors - page 6

We have a history of losses and we anticipate that our expenses will dramatically increase... - page 6

9. Please clarify what the relationship is between the registrant, Berman Center, Inc., and Berman Health and Media, Inc. Quantify the amount of your losses and the amount that you anticipate your expenses will increase in the future. Also identify where you anticipate obtaining the funds you will need and what you will need the funds for, as well as what will happen if you are unable to obtain them.

10. Terms such as "leverage our media platform" and "female sexual medicine industry" are too vague and generic to be meaningful to an investor. Please replace the terms with plain English explanations of what the terminology refers to.

Our historical financial information does not reflect our current primary business strategy for achieving revenue growth. - page 6

11. Please revise the risk factor to identify the number of years Berman Health and Media, Inc. has been in business, the percentage of revenue attributable to clinic patients and the percentage attributable to each of the other products and services provided. Also, discuss your anticipated timelines for introducing new products and services, and clarify the relationship between Berman Health and
Media and the company.

We are dependent upon one person, Dr. Laura Berman, for achieving revenue growth. The loss of services of Dr. Berman would result in significant financial loss for us. - page 7

12. Do you have a key person life insurance policy covering Dr.
Berman?  If you do not, please disclose that information here.


The market for female sexual health products and services is at an early stage and if market demand does not develop, we may not achieve or sustain revenue growth. - page 7

13. Please revise the first paragraph of the risk factor to
clearly
explain what you mean when you say that the market for your
products
and services is at an early stage, identifying the specific
products
and services you are referring to. Disclose whether you have conducted market research to analyze the market for your products and
services.  If so, discuss the results of the research.   If not,
explain why you believe there is a market for the products and services.

14. Explain why you cannot predict the timing of your product and service introductions.

15. In the second paragraph you refer to your licensees` products and services. This is the first reference to licensees in your document and readers will not know what you are referring to. Please revise the risk factor to provide an adequate factual context for understanding the risk. Disclose the products and services you have licensed and who you have licensed them to. Briefly discuss the material terms of your arrangements with your licensees. The material terms of these agreements should be discussed in greater detail in the Business section.

16. You say that you expect to pursue "extensive and expensive marketing and sales efforts" to educate prospective institutions about the uses and benefits of your products and services. Please expand the disclosure to identify the institutions you are referring to. Also, briefly discuss what the marketing and sales efforts will entail, who will carry them out, how much they will cost, the source of the funds you will use, and the timelines you anticipate in carrying out these activities.

17. Please explain, in plain English, what you mean when you say that
"if these institutions are unwilling to budget for such products and services or reduce their budgets as a result of...we may not be able to achieve widespread adoption of our products and services at a satisfactory rate."

If we fail to protect and enforce our intellectual property rights or if licensors who license intellectual property rights to us fail to protect and enforce such licensors` intellectual property rights, our ability to license our technologies and to generate revenues would be impaired. - page 7

18. The information in this risk factor is so vague and generic that it applies to any company in any industry. Please revise it to discuss your particular situation.

19. Please identify the "specialty" you are referring to in the first sentence. Please also identify the specific intellectual property and licenses you are referring to.

20. Please identify the steps you have taken to protect your intellectual property.

We might be unable to recruit or retain necessary personnel, which could slow the development and deployment of our products. - page
7

21. The information in this risk factor is also too vague and generic to be informative. Please revise it to include an adequate factual context for evaluating the risk. For example, identify the types and numbers of key personnel you need to hire and explain how you plan to compete for them. Also disclose whether you have had difficulties hiring such persons to date. In this regard, we also note that you have disclosed elsewhere in the prospectus that you have layed off or otherwise terminated a number of employees in the recent past do to your financial condition. We think you need to address this situation in your risk factor as well.

We project rapid growth and change in our business and our failure to successfully manage this change could harm our business. - page 8

22. The information in this risk factor is very vague and generic and applies to every company in every industry. Please revise it to describe a risk and consequences that are specific to you and your situation. What is your "projection" based on? What time period are you referring to? What kinds of growth are you referring to?
What
sorts of management skills are required in this situation and do you currently have personnel with those skills? Please revise your risk factor accordingly.

Product liability claims could expose us to losses and could be time-consuming and costly to defend. - page 8

23. We note the reference in the first sentence to the "Berman
Center
Intimate Accessories Collection."  This is the first mention of the
collection in this document and readers will not know what you are
referring to.   Please explain what is contained in this
collection,
disclose how long you have been selling them, and specifically state whether you carry liability insurance to cover such claims. If so, disclose the amount of the coverage.

24. You state that you seek to limit your exposure to product liability claims by using "certain provisions in licensing agreements" and through your manufacturer`s liability insurance.
Please briefly describe what these provisions are.

25. You say that existing or future laws or unfavorable judicial decisions could limit or invalidate such provisions. Please expand the risk factor to discuss the existing laws and judicial decisions that could limit or invalidate such provisions. We may have additional comments after reviewing your response.

We may become involved in costly and time consuming litigation over malpractice or violation of Stark Laws. - page 8

26. Please revise your risk factor to explain what "Stark Laws" are and why they apply to you. Do you accept Medicare and Medicaid patients? If so, describe the services and products you provide that are reimbursable by these programs. Also, the law applies to physicians, so it is unclear how it applies to the company. Please revise your risk factor accordingly.

27. It is unclear what information you are trying to convey in the first paragraph of the risk factor. For example, readers are not likely to know what you are referring to by your reference to the cessation of the Women`s Health Initiative launched by the National
Institutes of Health in the United States.   This initiative
appears
to be ongoing. Please revise your disclosure to be specific about what was stopped, why it was stopped, and what the "demonstrated risks" are.

28. Your revised risk factor should also explain what hormone therapy consists of, why it is prescribed, and the alternative that are available.

29. Please specifically indicate whether you carry insurance to cover any claims that might result from the provision of this therapy.

30. Please separate your discussion of hormone therapy from the remainder of this risk factor and present it under its own specific subheading.

31. Please explain what you mean by your reference to "full information and medical disclaimers." You should also address the legal validity of such disclaimers if a claim is made against the company.

32. The information in the third paragraph should also be presented as a separate risk factor under an appropriate subheading.

33. The prospectus does not appear to contain any discussion of your
relationships with any professional corporations, and we do not understand what you are referring to when you state that such corporations "function around the Company (i.e., the practice)." Please include a detailed discussion in the "Business" section of the prospectus and a brief summary here.  In addition, please include an
organizational diagram that shows the company, its subsidiaries
and
any related or affiliated entities. The diagram should be accompanied by a narrative that explains the basis of the relationships and any other information necessary to understand how
the company is organized.   We may have further comment after we
review your response.

34. Your revised risk factor, and the "Business" section, should describe what the "medical portion" of the business consists of. Identify any professional corporation(s) that are related or affiliated with the company, or provide services on behalf of the company, and describe, briefly, the terms of any agreements with them. Also, explain how your arrangements constitute an "arms-length" relationship.

35. Your revised risk factor should explain why the company might be subject to review by the licensing boards in the state of Illinois, identifying the applicable boards and what the potential adverse consequences of such a review might be. It should also explain what the "corporate medicine doctrine" is.

36. You state that the majority of clinic revenue is not derived from medical services. Please disclose what it is derived from, and the portion attributable to medical services. Also explain how the amount of revenue from medical services relates to the question of whether your relationships with medical professionals will be viewed as "improperly maintained."

The Company and our officers, directors and employees have limited experience in marketing, licensing and selling the products and services offered by our clinic,... - page 8

37. Please explain what the term "female sexual medicine industry" means.

Legislative actions, higher insurance cost and potential new accounting pronouncements are likely to impact our future financial position and results of operations. - page 9

38. In the third sentence you state that insurers are likely to increase premiums as a result of high claims rates, which you expect will increase your premiums. It is unclear what you are referring to. Please identify the specific kind(s) of insurance at issue. Have you experienced high claims rates against your policies? The revised disclosure should address your own specific situation. That is, describe how your company, specifically could be adversely affected.


Changes in general economic conditions, especially interest rates
and
business cycles, may significantly affect our income and revenues.
-
page 9

39. The information in this risk factor is too vague and generic to be meaningful to a potential investor in your company. Please revise it to describe a risk that is specific to your situation. For example, you refer to interest rates and business cycles in the subheading, but the body of the risk factor does not disclose whether you have any debt that would be affected by changes in interest rates or what the business cycle of a company in your industry consists of.
In addition, it is not clear how terrorism in Iraq and Afghanistan have affected or are likely to affect your business in the future or how terrorism affects demand for your products and services.

40. You say that the long-term effects on your industry and the market for your products and the U.S. economy as a whole are uncertain. You need to discuss this situation in greater detail and identify the factors on which your conclusion is based. We may have further comment.

We may become involved in costly and time consuming litigation over clinical trials conducted at the Berman Center. - page 9

41. Currently, this "risk factor" is a simple statement of fact that does not describe a specific risk and its potential adverse consequences. Please revise it so that it does, including a description of the risks that are "inherent" in experimentation on human subjects.

42. Please relocate the revised risk factor so that it appears with the other risk factors involving legal liability and malpractice on page 8.

43. Explain what an independent review board is and how it works. Clarify whether you currently have one, as well as whether you have in the past or currently are conducting clinical research at your facility. Also, briefly describe the nature and type of clinical trials that you have or will in the future conduct.

44. Disclose the limitations of your malpractice insurance.

If our television shows fail to maintain a sufficient audience and if adverse trends develop in the television production business generally, that business could become unprofitable. - page 9

45. This risk factor contains your first reference to an existing television production business. A reader will not know what you are referring to, so you need to expand the risk factor to provide a reasonably detailed factual context for evaluating the risk. You should disclose when you went into this business, how much revenue you have earned to date, whether you have contracted with others to produce the program, or produce it within your own company. If you contract with others, disclose the material terms of your production agreement.

46. In the first sentence of the second paragraph you say that Showtime Networks has "approved" the pilot for your program. However, the second sentence says that the Network is in the process of "reviewing the pilot." Please revise the disclosure to eliminate this inconsistency.

47. Please include a brief description of the material terms of your pilot agreement. Also, we note that you have not filed this agreement as an exhibit to the registration statement. Please provide us with your legal analysis of the basis for your belief that it is not required to be filed.

We are reliant upon outside production companies to produce a successful television product, and we may not be able to control the final output. - page 10

48. The information in this risk factor is too vague and generic to be meaningful to a potential investor. Please revise it to include an adequate factual context for evaluating the risk. For example, disclose how many production companies are you involved with and for what purposes. Also, describe the material terms of your agreements with the production companies. These agreements should be described in greater detail in the "Business" section.

49. It is unclear why, if you contract with a production company, you are not in charge of the quality of the final output. Please explain the reason for this in the risk factor.

50. Please expand the risk factor to explain why your media projects may not produce long-term revenue.

Future acquisitions might dilute stockholder value, divert management attention or cause integration problems. - page 10

51. All companies making an acquisition face the risk you describe in this risk factor. Please revise it to describe a risk specific to you and your situation, or delete it.

52. We note that elsewhere in this document you indicate an intention to acquire a website(s) from Dr. Berman. Please provide appropriate risk factor disclosure regarding your intentions, including the price, how it was or will be determined and by whom. Please refer to
Item 404 of Regulation S-B.

We anticipate raising additional capital in the future. - page 10

53. Again, the information included in the risk factor is too vague and generic to be informative. Please revise it to provide an adequate factual context, quantifying the disclosure to the extent practicable. You have discussed a number of planned products, new offices, and new enterprises throughout the prospectus. You need to fully identify your intentions, the timelines involved, the amount of capital you will need and the impact of the auditor`s going concern opinion on your capital raising efforts.

Our executive officers, directors and major stockholders have significant control over us, which may lead to conflicts with other stockholders over corporate governance matters. - page 10

54. Please revise the risk factor to disclose that Mr. Samuel
Chapman
is Dr. Berman`s husband. Also disclose Mr. Alger Chapman`s relationship. If any of the other officers and directors are related, disclose that as well.

If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected. - page 11

55. Please disclose whether management has reviewed the adequacy of your current internal controls. Also disclose whether your auditors have reviewed them. If not, disclose when you intend to do this and discuss, in reasonable detail, the potential risk to an investor of making an investment prior to such a review. If you have completed these reviews, discuss the conclusions reached.

We may not be able to achieve the benefits we expect to result from the merger. - page 11

56. You have not identified, anywhere in the prospectus, what the benefits you anticipated receiving as a result of the merger are, so a reader will not know what you are talking about here. Please revise the risk factor to identify those anticipated benefits. In addition, since you merged into a non-operating shell, it is not clear how management`s attention and effort are being devoted to "consummating and achieving the benefits of the merger" and how these efforts are diverting management`s attention from other important issues. If you retain this risk factor, please provide a reasonably detailed factual context for the risk.



We have not voluntarily implemented various corporate governance measures, in the absence of which, stockholders may have more limited protections against interested director transactions, conflicts of interest and similar matters. - page 11

57. Please revise the risk factor to address the facts of your particular situation. For example, discuss the family relationships among your directors, describe how Dr. Berman`s compensation is determined as well as other specific examples of the existing conflicts of interest. Also, disclose whether you have any independent directors.

Provisions of our certificate of incorporation and bylaws may delay or prevent a take-over which may not be in the best interests of our stockholders. - page 12

58. Expand the risk factor to identify the relevant provisions of your certificate and bylaws and explain how they work. Also identify the relevant provisions of the Delaware corporation law and explain how they work.

59. Please disclose that these provisions may also result in the entrenchment of management.

Shares eligible for future sale may adversely affect the market price of our common stock... - page 12

60. Disclose the duration of the lock-up period and the number of shares affected by it. Also disclose the date(s) on which shareholders may begin to sell shares pursuant to the provisions of
Rule 144, and the number of shares that can be sold beginning on that date.

We do not foresee paying cash dividends in the foreseeable future.
-
page 13

61. This "risk factor" is a simple statement of fact, not a description of a risk and its potential adverse consequences. If you are trying to say that investors will need to look to appreciation in the value of their stock, rather than to dividends, for an increase in the value of their investment, then say so. In that case, it appears that the potential adverse consequence is that investors will not be able to resell their shares at or above the price they paid for them. Please revise the risk factor accordingly.

Use of Proceeds - page 14

62. In light of the recent private placement of your securities, please include a discussion of the specific uses you put the proceeds to to date, and the purposes to which you plan to put the remainder of the proceeds to in the future. You should also include the specific amounts you have used, or intend to use, for each identified purpose.

Selling Security Holders - page 14

63. It is not clear whether the table includes all of the shares owned by the selling shareholders, or just those being registered in this offering. The third sentence in the paragraph below the table indicates that the table "assumes that the selling security holders will not sell shares of common stock not being offered through this prospectus." Please revise the first column in the table to include all shares owned by each holder or confirm to us that it already does.

64. Also, clarify, by footnote, which shares are currently outstanding and which shares are issuable upon the exercise of outstanding warrants.

65. Please identify the natural person possessing investment and voting power over the shares owned by each non-natural person listed in the table.

66. Please confirm that none of the selling shareholders are broker/dealers or affiliates of broker/dealers. If any of the selling shareholders are broker/dealers, they must be identified as underwriters. The only exception is if the shares were received as underwriting compensation. If any of the selling shareholders are affiliates of broker/dealers, you must state that these selling shareholders purchased these shares in the ordinary course of business with no agreements to distribute the shares. If you are unable to make these statements, then these affiliates must be identified as underwriters.

67. Please include a description of the terms of the private placement(s) in which the units containing the shares and warrants were sold.

Business - page 18

68. Please expand your disclosure to include a table disclosing the amount of revenue you have received from each of your activities during each of the two most recent fiscal years and the current year to date. Also provide narrative disclosure indicating how you earn revenue from each identified activity.

69. Please explain, in detail, what "customized bio-identical hormone therapy" is and how this product is "identical to the body`s own chemistry." Tell us whether you have received approval from the FDA to market this product. If not, tell us why you haven`t. We may have further comment.

70. You say in the last paragraph on page 18 that many women "have been thrown into crisis with few options for easing the symptoms of menopause." You also say that there is "a lack of information around the effectiveness of commercial hormone therapy and the factual risks it poses to women`s health." It is unclear what information you are trying to convey with these statements. Please revise the disclosure to provide an appropriate factual context. Also, please provide us with factual support for both statements.

71. You say that "unlike commercial hormone therapy, bio-identical hormones are constantly regulated to deliver the lowest level of hormones required..." Please provide us with factual support for this claim.

72. Please revise each of the subsections that discuss Dr. Berman`s activities to clarify that the revenues from these activities go to your company and explain whether these revenues will continue to go to your company if Dr. Berman terminates her employment. For example, do you get paid for Dr. Berman`s columns in the Chicago Sun-
Times or does Dr. Berman receive this revenue?

Omnimedia Platform - page 19

73. In the second paragraph you say that Dr. Berman has "relationships" with "many companies that manufacture drugs in the sexual dysfunction realm." Please describe the relationships and the manufacturers. If there are any agreements between the Berman Center or Dr. Berman and these companies, please describe the material terms of these agreements and tell us why you believe they are not required to be filed as exhibits. You also say that she has been "a lead investigator on key research" in this area. Please identify the specific research you are referring to and the specific role Dr. Berman played.

74. In the same paragraph you refer to "that study on the effectiveness of Viagra in women." Please be specific about what you are referring to. Please also clarify whether the FDA has approved the marketing of Viagra for this purpose.

Radio - page 20

75. Please describe the material terms of the company`s relationship with Matrix Media. Also explain how the company earns revenue from radio advertising. Tell us why you believe this agreement is not required to be filed.

Internet Initiatives - page 20

76. Please provide us with factual support for your claim that online dating is a growing segment of the e-commerce market and has relatively low barriers to entry, and that such websites often struggle with generating enough paying women users. Mark the supporting document to show the location of the information you are relying on.

77. We note your statement that you plan to design and implement your dating site with an existing online dating partner. Please identify the partner and describe the material terms of your agreement with this party. Tell us why you believe the agreement is not required to be filed.

Key Business Relationships - page 21

78. Please clarify what you mean when you say that the five entities mentioned in the paragraph are "key partners." Do you mean that Dr.
Berman owns these entities? Does Dr. Berman or the company have agreements with these entities? If so, you should describe their material terms and file them as exhibits to the registration statement.

Corporate Relationships - page 21

79. Please explain how you define "corporate partner."

80. Quantify the amounts you have received from each "corporate interest" for research, publishing projects and satellite media tours identifying each one during each of the last two fiscal years and year to date.

81. Provide us with factual support for your claim that you have a reputation as a "thought leader in menopause management and female sexual medicine." Mark the document to show the location of the information you are relying on. In the alternative, please delete the language.

82. Please be more specific about what you mean when you refer to Dr.
Berman`s "loyal, robust clientele and fan-base."

83. Provide us with factual support for your claim that the "omnimedia concept is successfully integrated into our advertising sales channels and business model." In the alternative, delete the claim.

The Clinic Process - page 21

84. The first sentence in this section implies that Dr. Berman is a physician. Please indicate that Dr. Berman has a Ph.D. in social work.

Medical Evaluation - page 22

85. Please be more specific about what the term "medical practitioner" encompasses.

86. Provide factual support for your claim that "many experts agree" that saliva testing is more precise than blood tests. Please mark the document(s) to show the location of the information you are relying on.

87. Explain what a "patient concierge" is.

Medical Treatment - page 23

88. Please replace the acronyms "SSRI`s" and "SNRI`s" with a brief explanation of what the acronym stands for and the purpose of the medication.

Research and Clinical Trials - page 24

89. Please discuss the conflicts of interest inherent in your research endeavors, particularly in light of Dr. Berman`s
"relationships" with the companies, and the money they spend advertising their products through the Center.

90. You say that "it should be noted that all research is done based on real science and patient needs." Please discuss this in greater detail. You also say that the "commercial aspect of the financing and promotion of the research is not allowed to compromise the integrity or accuracy of the results." Please discuss this in greater detail as well. We may have additional comments.

91. Discuss the "centralized internal review board (IRB) office and its activities in greater deal. Clarify whether this is an in-house entity, or an independent body. Identify the board`s responsibilities, the members of the board, and briefly discuss the criteria they use in making determinations. We may have further comment after reviewing your response.

Legal Environment - page 26

92. Please provide us with copies of the management agreements you have with physicians and/or their professional corporations. Also provide us with copies of their leases or rental agreements. Finally, tell us where in your financial statements, you disclose the revenue you receive from the physicians and your rental activities.
We may have further comment.

Employees and Labor Relations - page 27

93. Please expand the disclosure to describe the services provided by the employees.

Recent Events - page 30

94. Please revise the last sentence in this section to delete the reference to registering the warrants as they have not been included in this registration statement. If you mean to say that you are registering the shares underlying the warrants you should revise the disclosure accordingly.

Management`s Discussion and Analysis - page 29

Results of Operations

Three Months ended March 31, 2004 and 2005

Revenue - page 31

95. We note from your disclosure that Dr. Berman`s radio show did not start until the first quarter of 2004, but you did not record any revenue in 2004 related to the radio show. It would appear, however, that the radio show started in 2005. Please correct this discrepancy.

96. Please discuss the staff reductions and salary cuts in reasonable detail, quantifying the disclosure to the extent practicable.

Years Ended December 31, 2004 and 2003 - page 33

97. Please expand the discussion of your revenues to also disclose your net revenues from each of the three categories.

Liquidity and Capital Resources - page 34

98. We note from your disclosure that you have sufficient funds on hand to fund your operations for the next quarter. Please revise Management`s Discussion and Analysis to provide a reasonably detailed discussion of the company`s ability or inability to generate sufficient cash to support its operations during the twelve-month period following the date of the financial statements. Please clarify what management`s business plan is and how you intend to raise additional capital. Refer to Section 607.02 of the Financial
Reporting Codification.

99. Please also disclose the amount of net proceeds from your private placement. Also disclose the amount of funds you have on hand. You state that your funds are sufficient to fund your operations for the next quarter. Please be more specific about the dates involved. Also discuss the purposes to which you will put the funds, and the amount spent or to be spent for each purpose.

100. Please identify the "certain investors" referred to in the first paragraph on page 35.

Directors, Executive Officers and Control Persons - page 35

101. We note that Samuel Chapman has been the President of Parsons Capital Corporation for the past thirteen years. Please quantify the percentage of his time that he devotes to the Berman Center.

Executive Compensation - page 39

Employment Agreements - page 39

102. Please clarify whether the registrant has an employment agreement with Mr. Samuel Chapman. If so, describe the material terms of the agreement.

103. Please refer to the next to last sentence of this section. We note that this provision is not contained in the employment agreement. Please discuss where this requirement comes from. Also disclose how you would determine the amount of compensation that was
"adequate" in light of the conflicts of interest that management and various board members have. We may have additional comment.

Certain Relationships and Related Transactions

104. We are unable to locate the information required by Item 404 of
Regulation S-B. Please expand the prospectus to include this disclosure for the two most recent fiscal years, the year to date and any proposed transactions. We may have further comment after reviewing your response.

Code of Ethics

105. Please expand the disclosure to indicate whether you have adopted a code of ethics as specified in Item 406 of Regulation S-B.
If you do not have one, explain why not.

Security Ownership of Certain Beneficial Owners and Management -
page
40

106. Please disclose the identity of the person possessing beneficial ownership of the shares attributed to each non-natural person included in the table.

107. On page 42 you state that the purchasers of a majority of the units sold in your recent private placement have the right to designate one member to the Board for a period of one year following the closing of the merger. Please identify who that director is.

Berman Center

Consolidated Financial Statements

108. It appears you are a development stage enterprise as defined in
SFAS 7. Please label your financial statements as development stage pursuant to SFAS 7 paragraph 12. In addition please revise your independent auditors` opinion to refer to you as a development stage enterprise.

Notes to Consolidated Financial Statements

Note 4 - Summary of Significant Accounting Policies

109. It appears your costs of services are material components of your financial statements. As such, please include your accounting policy for recognizing each of your costs of services.

Revenue Recognition, page F-11

110. Please tell us the basis for your accounting policy for research and clinical trials. Tell us the terms of the agreements and why you believe it is appropriate to wait until completion and release of the results to record revenue.

111. Please disclose your revenue recognition policy for advertising revenue.

Note 6 - Commitments and Contingencies, page F-15

112. Please disclose the amount of the contribution received from Dr.
Berman for all periods presented and disclose your accounting policy for the contributions. Tell us the basis for the accounting treatment.

LB Center, Inc.

Report of Independent Registered Public Accounting Firm, page F-20

113. It appears you are issuing a going concern paragraph in the auditors` report. Please include a statement that there is "substantial doubt" that the company will continue as a going concern.

General

114. Please revise the Form 10SB filed on July 5, 2005 to reflect the comments issued above as applicable.





*	*	*	*	*




As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

      You may contact Joseph Roesler at 202-551-3628 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609, Suzanne Hayes at 202-551-3675 or me at 202-
551-3710 with any other questions.


								Regards,



								Jeffrey P. Riedler
								Assistant Director





Cc:	Jeryl A. Bowers, Esq.
	Kirkpatrick & Lockhart Nicholson Graham LLP
	10100 Santa Monica Blvd., 7th Floor
	Los Angeles, CA  90067
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Samuel P. Chapman
Berman Center, Inc.
August 1, 2005
Page 19